                                                                    EXHIBIT 99.i

                   The Hartford Financial Services Group, Inc.
                                 Hartford Plaza
                               Hartford, CT 06115

February 27, 2003

Board of Directors
The Hartford Mutual Funds II, Inc.
55 Farmington Avenue
Hartford, CT 06105

RE:    THE HARTFORD MUTUAL FUNDS II, INC.
       POST-EFFECTIVE AMENDMENT NUMBER 89
       FILE NO. 2-11387

Gentlemen:

I have examined the Articles of Incorporation of The Hartford Mutual Funds II, Inc. (hereafter referred to as "Fund"); the By-Laws of the Fund; documents evidencing various pertinent corporate proceedings; and such other things considered to be material to determine the legality of the sale of the authorized but unissued shares of the Fund's stock. Based upon my examination, it is my opinion that the Fund is a validly organized and existing corporation of the State of Maryland and it is legally authorized to issue its shares of common stock, at prices determined as described in the Fund's currently effective Prospectus, when such shares are properly registered under all applicable federal and state securities laws.

Based upon the foregoing, it is my opinion that the Fund's shares, when issued and sold for cash consideration as described in the Fund's currently effective prospectus, will have been legally issued, fully paid and nonassessable stock of the Fund.

I hereby consent to the inclusion of this Opinion as an Exhibit to the Fund's Post-Effective Amendment to its Registration Statement.

Sincerely,


/s/ Kevin J. Carr

Kevin J. Carr